April 6, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:	William Choi Branch Chief

Re:	Jo-Ann Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006
and October 28, 2006
Filed June 8, 2006, September 7, 2006 and December 7, 2006
File No. 1-06695
Dear Mr. Choi:
We have received your comment to the above referenced filings set forth in your letter to the Company dated April 5, 2007. We hereby request an extension for an additional ten (10) business days to respond to your letter. We are requesting this extension due to my previously scheduled trip where I will be out of the country for the majority of the time of the original ten (10) day deadline.
Please direct any questions, comments or requests for additional information to the undersigned at (330) 463-3470 or fax number (330) 463-6910.
Very truly yours,

/s/James Kerr
James Kerr
Executive Vice President and Chief Financial Officer